

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 20, 2017

Charles H.R. Bracken
Executive Vice President and Chief Financial Officer
Liberty Global plc
Griffin House, 161 Hammersmith Rd
London, United Kingdom W6 8BS1

> **Re: Liberty Global plc**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **Form 10-K/A for Fiscal Year Ended December 31, 2016**
> **March 28, 2017**
> **File No.   001-35961**

Dear Mr. Bracken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Principles of Combination, page II-109

1. With respect to CWC Panama and CWC BTC, please describe for us all of the participating rights and protective rights held by the other owners, the number of board seats controlled, and percentage voting power held.

Property and Equipment, page II-111

2.   Please explain to us your basis in GAAP for capitalizing the replacement of a drop. It is unclear how, in substance, this is different from reconnecting a drop or the repairing or maintaining a drop.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications